Exhibit (d)(2)

AGREEMENT

This Agreement (the “Agreement”) is made and entered into effective as of the 6th day of March, 2024 by and among Virtus Investment Advisers, Inc. (“Virtus”), a Massachusetts corporation having a place of business at One Financial Plaza, Hartford, CT 06103, and Yakira Partners L.P., a Delaware limited partnership having a place of business at 1555 Post Road East, Westport, Connecticut, and its officers, directors, partners, employees and “affiliated persons” (as that term is defined in the Investment Company Act of 1940, as amended (the “1940 Act”)) (collectively, “Yakira” and with Virtus, each, a “Party,” and collectively the “Parties”). Any pooled investment vehicles or accounts managed or controlled by Yakira or its affiliated persons are referred to herein collectively as “Yakira Funds.”

WHEREAS, Virtus is registered as an investment adviser with the Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended, and acts pursuant to investment advisory contracts as the investment adviser to various registered closed-end management investment companies, including Virtus Total Return Fund Inc. (the “Fund”), a Maryland corporation registered under the 1940 Act; and

WHEREAS, Yakira and the Yakira Funds are deemed to be the beneficial owner of common stock of the Fund by reason of their power to vote and direct the disposition of such shares held by various related entities; and

WHEREAS, the Fund has entered into a non-disclosure agreement with Yakira and Yakira Funds dated March 2, 2024 regarding confidentiality and other obligations with respect to discussions regarding possible courses of action that the Fund could undertake; and

WHEREAS, the Parties to this Agreement wish to resolve matters concerning the Fund and possible courses of action;

NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration, and without any admission of liability, or inadequacy of claims whatsoever, by any of the Parties, the Parties hereto agree as follows:

1.	Virtus Obligations.

(a)

Virtus represents that the Fund has agreed, based in part upon the recommendation of Virtus and contingent upon Yakira’s mutual acceptance of the terms of this Agreement, that the Fund shall commence a cash self-tender offer pursuant to the requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”) for up to 10% of the then outstanding common stock of the Fund (“Shares”) at a price equal to 98% of the NAV of the Fund’s Shares as determined as of the close of the regular trading session of the New York Stock Exchange on the date the tender offer expires (“Tender Offer”). The Fund will use its best efforts to complete the Tender Offer as soon as practicable but no later than May 31, 2024; provided that the Tender Offer may be extended if required by law.

(b)

Virtus represents that the Fund has also agreed, based in part upon the recommendation of Virtus and contingent upon Yakira’s mutual acceptance of the terms of this Agreement, that the Board shall approve an additional tender offer for up to 10% of Shares at a price equal to 98% of the NAV of the Fund’s Shares if the Average Trading Discount (as defined below) of the Shares is equal to or more than 12% on average during the consecutive 180 calendar day period beginning 30 days after the Tender Offer (“Initial Trigger Tender”).

(c)

Virtus represents that the Fund has also agreed, based in part upon the recommendation of Virtus and contingent upon Yakira’s mutual acceptance of the terms of this Agreement, that the Board shall approve an additional trigger tender offer for up to 10% of Shares at a price equal to 98% of the NAV of the Fund’s Shares (“Second Trigger Tender”) if the Average Trading Discount of the Shares is equal to or greater than 10% on average during the consecutive 180 calendar day period beginning April 1, 2025.

(d)	“Average Trading Discount” means the simple average of the trading discounts (and premiums, as the case may be) of Shares on each day the NYSE is open for trading as of the close of regular trading.
(e)	The Tender Offer, Initial Trigger Tender, and Second Trigger Tender shall require odd lot tenders to be subject to the same proration terms as tenders of 100 shares or more.

2.	Yakira and Yakira Funds Obligations. Yakira and Yakira Funds each agree as follows:

(a)	With respect to matters to be presented at any stockholder meetings of the Fund:

(i) Yakira and Yakira Funds shall vote, or shall direct to be voted, all shares of the Fund over which Yakira and Yakira Funds have discretion or beneficial ownership in accordance with the recommendations of the Fund’s board (the “Board”);

aa. provided, that doing so would not violate the written proxy voting policy of any client advised by Yakira; provided, further, that to the extent such proxy voting policy does not explicitly permit Yakira to vote in accordance with the recommendations of the Board but does not explicitly require that it vote against the proposal, Yakira agrees to abstain from voting on such matter; Yakira agrees that during the term of this Agreement, upon the reasonable request of Virtus, it will promptly inform Virtus of whether the proxy voting policy of any client advised by Yakira requires it to vote in a manner other than in accordance with the recommendations of the Board; and

bb. further provided, that notwithstanding anything to the contrary set forth in Section 2(a)(i)(aa) above, Yakira and Yakira Funds shall vote, or shall direct to be voted, all shares of the Fund over which Yakira and Yakira Funds have discretion or beneficial ownership in accordance with the Board’s recommendations relating to:

(I). the election of trustees/directors to the Board;

(II). any proposal submitted by a stockholder of the Fund; and

(III). any merger/reorganization involving the Fund and any other Virtus funds.

cc. notwithstanding the foregoing, however, shares of the Fund held by any pooled entity or closed-end fund managed by Yakira, may be voted in accordance with one of the methods prescribed in Section 12(d)(1)(E)(iii)(aa) of the Investment Company Act of 1940.

(ii) Yakira and Yakira Funds shall not solicit any proxies with respect to proposals submitted or to be submitted to the Fund’s stockholders, provided, however, that nothing in this Agreement may be interpreted as prohibiting Yakira and Yakira Funds from encouraging other stockholders to vote as recommended by the Board;

(iii) Yakira and Yakira Funds shall not grant a proxy with respect to shares of the Fund other than to officers of, or other persons named as proxies by, the Fund;

(iv) Yakira and Yakira Funds shall not execute any written consent with respect to the Fund’s shares other than as may be solicited by the Fund or its Board;

(v) Yakira and Yakira Funds shall not seek to exercise control or influence over the management or policies of the Fund;

(vi) Yakira and Yakira Funds shall not, directly or indirectly, with respect to the Fund:

aa. propose, or make any filing with respect to, any proposals or matters seeking the vote or consent of stockholders, or any proposals or matters for the consideration of the Board, including, but not limited to, any form of business combination, restructuring, recapitalization, dissolution or similar transaction involving the Fund, including, without limitation, a merger, tender or exchange offer, open-ending, conversion to an exchange traded fund or interval fund, share repurchase or liquidation of the Fund’s assets;

bb. seek the removal of any member of the Board; and

cc. nominate any individuals for election to the Board or otherwise seek appointment to or representation on the Board.

(vii) Yakira and Yakira Funds shall each act solely as a “Passive Investor,” which shall require Yakira and Yakira Funds to conform with the following restrictions, with respect to the Fund:

aa. Yakira and Yakira Funds shall not join, create or collaborate with any group of unaffiliated third parties concerning the Fund, other than in accordance with the Board’s recommendations;

bb. Yakira and Yakira Funds shall not threaten, pursue or bring a lawsuit, regulatory action or other proceeding against the Board, the Fund, Virtus, or any related party of the Fund, other than for alleged violations of this Agreement; and

cc. Yakira and Yakira Funds shall not provide any advice, aid or encouragement that is designed to do indirectly or to urge others, to do things that Yakira and Yakira Funds each has agreed not to do in the Agreement with respect to the Fund, including, but not limited to:

i. putting forward stockholder proposals or director/trustee nominations;

ii. voting against any matter recommended by the Board; or

iii. threatening, pursuing or bringing a lawsuit, regulatory action or other proceeding against the Board, the Fund, Virtus, or any related party.

(b) Yakira and Yakira Funds shall not purchase or obtain control over any additional securities issued by the Fund until 50 days after the expiration of the Tender Offer. Also, Yakira and Yakira Funds shall not purchase or obtain control over greater than 4.99% of securities issued by the Fund for the term of this Agreement as set forth in Section 15. Nothing in this Agreement shall prevent Yakira and Yakira Funds from purchasing shares of the Fund after such dates.

(c) Yakira hereby irrevocably withdraws its shareholder proposal submitted for consideration at the Fund’s 2024 stockholder meeting.

3. Responsibility for Representatives. Each Party shall take all measures practicable to prevent its present and future officers, directors, partners, employees, representatives and affiliated persons from engaging in conduct otherwise prohibited by this Agreement.

4. No Disparagement. For a period from the date hereof through the termination of this Agreement, each Party hereto shall not directly or indirectly disparage, impugn or take any action reasonably likely to damage the reputation of any other Party, their affiliates, their representatives, or any of the members of the Board. The foregoing shall not apply to any compelled testimony or production of information, either by legal process or subpoena or in connection with a response to a request for information from any governmental authority with jurisdiction over the Party from whom information is sought.

5. No Assignment. This Agreement shall be binding upon the Parties and, except as otherwise provided herein, upon their respective legal successors. No Party may assign this Agreement without the prior written consent of each other Party and any such attempted assignment shall be void.

6. Public Statements. The Parties acknowledge and agree that this Agreement will be filed as an exhibit to an amendment to the Schedule 13D, as amended, relating to the Fund filed by Yakira and Yakira Funds. If Virtus or the Fund determines to issue a press release referencing Yakira or a public filing specifically referencing this Agreement, the contents of any such press release shall be approved in advance by Yakira, which approval shall not be unreasonably withheld.

7. Third-Party Beneficiaries. The Parties agree that the Fund is an intended third-party beneficiary of this Agreement, and that the Fund is entitled to rely upon, and may enforce, the terms and provisions hereof as if it were a party hereto.

8. Applicable Law. The validity of this Agreement, the construction and enforcement of its terms, and the interpretations of the rights and duties of the Parties shall be governed by the laws of the State of Maryland, without regard to conflicts-of-law principles.

9. Jurisdiction. The Parties agree that the venue for any action brought under this Agreement shall be the United States District Court for the District of Maryland or, if that court lacks subject matter jurisdiction, any Maryland state court.

10. Damages; Injunctive Relief. Each Party shall be entitled to seek injunctive and other equitable relief to enforce this Agreement without proof of actual damages, in addition to any other remedies as may be available at law or in equity.

11. Modification. No modification, amendment, supplement to or waiver of this Agreement or of any of its provisions shall be binding upon the Parties hereto unless made in writing and duly signed by all Parties.

12. Invalidity. In the event that any one or more of the provisions of this Agreement shall for any reasons be held to be invalid, illegal or unenforceable, the remaining provisions of this Agreement shall be unimpaired, and the invalid, illegal or unenforceable provision or provisions shall be replaced by a mutually acceptable provision, which being valid, legal and enforceable, comes closest to the economic effect and intent of the Parties underlying the invalid, illegal or unenforceable provision or provisions.

13. No Waiver. A waiver or breach of any provision of this Agreement, or a default under this Agreement, shall not be deemed to be a waiver of any other provision of this Agreement or a subsequent breach or default of this Agreement. The failure or delay in enforcing compliance with any term or condition of this Agreement shall not constitute a waiver of such term or condition, unless compliance with such term or condition is expressly waived in writing.

14. Counterparts. This Agreement may be executed in one or more counterparts transmitted by facsimile or other electronic means, and each counterpart shall have the effect of an original.

15. Term and Termination. This Agreement shall remain in effect until the earliest of the following:

(a) June 30, 2026; or

(b) such other date as the Parties may agree in writing.

Notwithstanding the above, this Agreement shall terminate immediately upon the Fund’s failure to conduct the Tender Offer, Initial Trigger Tender or Second Trigger Tender pursuant to the terms set forth in § 1(a)-(c) above.

16. Notices. Unless otherwise provided herein, all notices called for by this Agreement shall be given in writing, or by facsimile transmission. Until notice is given to the contrary in accordance with this Paragraph 16, all notices to the respective Parties shall be directed to:

If to Virtus:

Attention: Andra Purkalitis, EVP and General Counsel

Virtus Investment Advisers, Inc.

One Financial Plaza

26th Floor

Hartford, CT 06103

Telephone: (860) 263-47984

If to Yakira or Yakira Funds:

Attention: Bruce M. Kallins

Yakira Partners L.P.

1555 Post Road East

Westport, CT 06880

Telephone: (203) 341-0606

17. Entire Agreement. This Agreement, together with any written agreement entered into by the Parties on or after the date of this Agreement, shall constitute the entire Agreement among the Parties and shall supersede all previous agreements, promises, proposals, representations, understandings and negotiations, whether written or oral, among the Parties respecting the subject matter hereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

Virtus Investment Advisers, Inc.		Yakira Partners L.P.

By:	/s/ Richard W. Smirl	By:	/s/ Bruce M. Kallins

Name:	Richard W. Smirl	Name:	Bruce M. Kallins

Title:	Executive Vice President	Title:	Managing Partner